Exhibit 3

Rio de Janeiro, August 1, 2011

To

The Board of Directors of

Tele Norte Leste Participações S.A.

Dear Sirs,

We present herein our conclusions in regards to the work performed by the Special Independent Committee (the “Committee”) of Tele Norte Leste Participações S.A. (“TNL” or the “Company”), established in accordance with CVM Guideline 35/2009, in order to analyze and negotiate the exchange ratios to be used in the merger of the Company into Brasil Telecom S.A. (“BRT”).

Since July 4, 2011, the Committee held seven meetings, the minutes of which are attached hereto, some of which included the participation of the financial and legal advisors to the Committee — Banco BTG Pactual (“BTG Pactual”) and the law firm Carvalhosa & Eizirik Advogados — as well as representatives from the Company.

In response to our request, BTG Pactual prepared a report, a copy of which is also attached hereto, in order to assist the efforts of the Committee to determine the exchange ratios to be proposed and negotiated with the Special Independent Committee of BRT. To this end, BTG Pactual calculated the exchange ratios using the following methodologies: (i) history of share trading on the BM&FBOVESPA; (ii) discounted cash flows; and (iii) book equity value.

In its report, BTGPactual noted that, for the situation in question, it “believes that the valuation methodologies most appropriate for the purpose of determining the exchange ratios are historical market prices and discounted cash flows,” and that “the methodologies of market multiples, precedent transaction multiples and equity value are less appropriate for determining exchange ratios.”

Accordingly, in a meeting held on July 29, 2011, we concluded that the volume-weighted average market price for the time period between the capital increase and the disclosure of the material fact about the transaction discussed herein is the most appropriate methodology for setting the exchange ratios.

On July 29, 2011, with assistance from our financial and legal advisors, we met with the Special Independent Committee of BRT to negotiate the exchange ratios to be proposed for the transaction. After negotiations, the Committee and the Special Independent Committee of BRT made the following recommendation for the exchange ratios, which was formalized in joint minutes, also attached hereto:

TNLP3/BRTO3: 2.3122

TNLP4/BRTO4: 2.1428

TNLP4/BRTO3: 1.8581

Accordingly, in light of the work described above, we recommend to you that in regards to the merger of TNL into BRT the exchange ratios indicated above be adopted.

Being these the considerations that we understand to be timely, we remain at your disposal for any clarifications that may be required.

Sincerely,

/s/ Jorge Eduardo Badra Donato Jorge Eduardo Badra Donato	/s/ Luiz Alberto Pereira de Mattos Luiz Alberto Pereira de Mattos

/s/ Luiz Carlos Vieira da Silva Luiz Carlos Vieira da Silva

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